UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

CORONADO ACQUISITION SUB INC.

(Offeror)

THE HOME DEPOT, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Coronado Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot” or the “Company”), to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of HD Supply Holdings, Inc., a Delaware corporation (“HD Supply”), at a price of $56.00 per share, net to the seller in cash, without interest, subject to any required withholding of taxes, pursuant to an Agreement and Plan of Merger, dated as of November 15, 2020, by and among The Home Depot, Purchaser and HD Supply.

Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Company and Purchaser will file with the SEC. The solicitation and offer to buy HD Supply stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, the Company and Purchaser will file a tender offer statement on Schedule TO and thereafter HD Supply will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HD SUPPLY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HD SUPPLY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HD Supply stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the information agent for the tender offer that will be named in the tender offer materials. Copies of the documents filed with the SEC by HD Supply will be available free of charge on HD Supply’s internet website at https://ir.hdsupply.com/investors or by contacting HD Supply’s Investor Relations Department at (770) 852-9100. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://ir.homedepot.com/ or by contacting the Company’s Investor Relations Department at (770) 384-2871.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company and HD Supply each file annual, quarterly and current reports and other information with the SEC. The Company and HD Supply’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein constitute “forward-looking statements” as defined in the federal securities laws. Forward-looking statements may relate to, among other things, the proposed acquisition of HD Supply that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements (the “potential acquisition”); statements about the potential benefits of the potential acquisition; HD Supply’s plans, objectives, expectations and intentions; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of HD Supply’s stockholders will tender their shares in Offer and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the potential acquisition on the market price of our or HD Supply’s common stock, credit ratings or operating results; significant costs associated with the potential acquisition; unknown liabilities; the risk of litigation and/or regulatory actions related to the potential acquisition; the impact on our business, operations and financial results of the COVID-19 pandemic

(which, among other things, may affect many of the items listed below); the demand for our products and services; net sales growth; comparable sales; effects of competition; implementation of store, interconnected retail, supply chain and technology initiatives; inventory and in-stock positions; state of the economy; state of the housing and home improvement markets; state of the credit markets, including mortgages, home equity loans and consumer credit; impact of tariffs; issues related to the payment methods we accept; demand for credit offerings; management of relationships with our associates, suppliers and vendors; international trade disputes, natural disasters, public health issues (including pandemics and related quarantines, shelter-in-place and other governmental orders, and similar restrictions), and other business interruptions that could disrupt supply or delivery of, or demand for, the Company’s products or services; continuation of share repurchase programs; net earnings performance; earnings per share; dividend targets; capital allocation and expenditures; liquidity; return on invested capital; expense leverage; stock-based compensation expense; commodity price inflation and deflation; the ability to issue debt on terms and at rates acceptable to us; the impact and expected outcome of investigations, inquiries, claims and litigation; the effect of accounting charges; the effect of adopting certain accounting standards; the impact of regulatory changes; store openings and closures; guidance for fiscal 2020 and beyond; financial outlook; and the integration of acquired companies into our organization and the ability to recognize the anticipated synergies and benefits of those acquisitions. Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You should not rely on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties—many of which are beyond our control, dependent on the actions of third parties, or are currently unknown to us—as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, “Risk Factors,” and elsewhere in our Annual Report on Form 10-K for our fiscal year ended February 2, 2020 and our Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2020.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Excerpts from Third Quarter 2020 Earnings Call, dated November 17, 2020.

Exhibit 99.1

The following excerpts are from the transcript of the earnings conference call held at 9:00 a.m. Eastern Time on November 17, 2020 by The Home Depot, Inc. The following does not purport to be a complete or error-free statement or summary of the conference call.

…

Craig A. Menear – The Home Depot, Inc. – Chairman & CEO

…

As we announced yesterday, we entered into a definitive agreement to acquire HD Supply, a leading national distributor of maintenance, repair and operations products in the multifamily and hospitality end markets. Before moving to the results of the quarter, I want to take a moment to discuss how HD Supply fits into our strategic framework. As you know, the MRO customer is an important Pro customer for the Home Depot. We are committed to better serving the MRO customer and growing in this space. The success we’ve had with our existing MRO business makes us confident in our ability to accelerate sales growth in a highly fragmented $55 billion MRO marketplace. While the transaction is subject to customary regulatory approvals, I look forward to welcoming the HD Supply associates to The Home Depot.

…

Richard V. McPhail – The Home Depot, Inc. – Executive VP & CFO

…

Let’s take a moment to talk about our first priority. We are committed to reinvesting in the business to drive growth faster than the market, and the acquisition of HD Supply strategically positions us to drive accelerated sales growth in a highly fragmented MRO space. Under the terms of the merger agreement, a subsidiary of The Home Depot will commence a cash tender offer to purchase all outstanding shares of HD Supply common stock for $56 per share for a total enterprise value, including net cash, of approximately $8 billion. The closing of the tender offer is subject to customary closing conditions, including regulatory approvals and the tender of the majority of the shares of HD Supply common stock then outstanding on a fully diluted basis and is expected to be completed during The Home Depot’s fiscal fourth quarter, which ends on January 31, 2021. We plan to finance the acquisition with cash on hand and new debt. We also expect the transaction to be accretive to EPS in fiscal 2021, with potential for significant shareholder value creation over the long term.

…

Christopher Michael Horvers – JPMorgan Chase & Co., Research Division

Got it. And then a couple of follow-up questions on the investment outlook. It sounds like you’re making progress on the store investments again. Will you end up on track versus the original plan? And what do you think about the degree at which investment dollars and SG&A are down year-over-year in ‘21 – year-over-year in 2021? And then now that you have HD Supply, I was curious, how many of the 150-or-so new buildings that you’ve planned to build under the current investment plan related to the MRO? And does the acquisition of HD Supply impact the outlook for the — building those buildings and CapEx related to that?

Richard V. McPhail – The Home Depot, Inc. – Executive VP & CFO

So with respect to the investment outlook, as we’ve said in the past, we have deferred certain investments that principally relate to investments made inside the store. A large number of those investments remain deferred. We started the year with a CapEx plan of approximately $2.8 billion. We have deferred less than $0.5 billion. And so while I won’t give you an exact number, I would say we will see deferral of, call it, $300 million to $400 million from our original plans in 2020. Some of that may push into 2021, and we’ll update you as time goes on. But I would say that overall, 2021 is going to be very similar to 2020 in terms of CapEx.

Craig A. Menear – The Home Depot, Inc. – Chairman & CEO

And as it relates to the HD supply asset base in total, obviously, we’ll take a look at that, and we’ll evaluate the combined asset base once this gets approval. And we’ll move forward with what we think the best leverage point is to serve our customers and grow in the MRO space, which is a $55 billion fragmented market that we’re pretty excited about.

…

Michael Lasser – UBS Investment Bank, Research Division

There’s a lot of moving pieces with Home Depot’s longer-run earnings power between any changes in consumer behavior, the incremental costs that you’re paying your associates, the acquisition of Home Depot Supply, channel mix, so relative to the 14% operating margin expectation you put out previously, recognizing that the sale expectation you’re not providing longer-run guidance, do you think the business can now earn a higher, lower or about the same margin, knowing what you know today than what you had thought previously?

Richard V. McPhail – The Home Depot, Inc. – Executive VP & CFO

Well, I’d say a lot is dynamic, but many things stay the same. I think we have executed exceptionally well in terms of expense management throughout the year. And I think you can expect that from us in the future. I think one thing I will just make sure that we clarify is how the shape of our investments to support our associates goes from 2020 into ‘21. So as we said, our expenses through the first 3 quarters of the year in support of our associates totaled approximately $1.7 billion. We are transitioning the nature of those investments into permanent wage investments during the fourth quarter. So if you think about the fourth quarter, we’re not going to quite be down to that $1 billion annualized run rate as some of these programs leak into the beginning of the fourth quarter. We will be lower than the third quarter run rate. But add it to $1.7 billion and say that 2020 will likely end at a total of $2 billion of investments in our associates. Of that $2 billion, only $1 billion will remain in our cost base in 2021. So I think that’s the most important fact with respect to our cost base that I’d like to make sure we clarify.

…

Katharine Amanda McShane – Goldman Sachs Group, Inc., Research Division

I know there — you gave your comments on HD Supply, but I wondered if there was any more color you could give on the source and magnitude of any synergies? And how much debt might be taken or raised for the deal?

Richard V. McPhail – The Home Depot, Inc. – Executive VP & CFO

We’re really excited about what the combination of these 2 MRO businesses will bring to our customer. We think we’ve got the opportunity to create significant shareholder value creation through that combination. We’re not going to talk about the degree of accretion, but confident that we’ll see earnings per share accretion in 2021.

Craig A. Menear – The Home Depot, Inc. – Chairman & CEO

Kate, what we’re excited about is if you — these are rough numbers. If you think about 130 million occupied households in the United States, about 80 million of that is kind of owned household single family. There’s 50 million, and that is rental. And of the 50 million, about 30 million, give or take, is in kind of the multifamily operations-type business. That is a huge opportunity for The Home Depot to continue to grow not only on the MRO side, but as we build relationships with customers on the MRO side, we build relationships to be able to participate in capital refreshes of those facilities as well, which is something we’re pretty focused on. So we’re super excited about the opportunity that comes with this MRO space.

…

Michael Allen Baker – D.A. Davidson & Co., Research Division

Yes. Got it. Understood. If I could ask one more follow-up on the Home Depot Supply. Thinking back a few years to an Analyst Day that you had, I think you implied that you — or said that your share in MRO was about 5%, which would have implied about $2.5 billion, and then we add on 3 plus for Home Depot Supply. You’re getting above $5 billion about 10% share. Is that the right way to think about it?

Craig A. Menear – The Home Depot, Inc. – Chairman & CEO

We think it’s about a $55 billion market that we play in with the combination of our current MRO business and what will be added with HD Supply.

Michael Allen Baker – D.A. Davidson & Co., Research Division

And what do you think your share is of that $55 billion?

Richard V. McPhail – The Home Depot, Inc. – Executive VP & CFO

We won’t speak on HD Supply’s financial information. The transaction hasn’t completed yet. We’ll refer you back to theirs. But as Craig said, call ours roughly $2 billion.

…

Zachary Robert Fadem – Wells Fargo Securities, LLC, Research Division

Got it. And then lastly, on the decision to reacquire HD Supply. Could you talk about why you think the timing makes the most sense now, particularly with some of their end customers like hospitality and facilities impacted due to COVID? And on the strategic investments, curious how you would think about prioritizing that incremental investment dollar across the MRO business relative to your existing strategic plans.

Craig A. Menear – The Home Depot, Inc. – Chairman & CEO

Look, I’d say a couple of things. First of all, over a period of time, the HD Supply business came down to essentially the MRO maintenance facility business that it is today that we just put the offer in on. And so it strategically lines up with what we’re trying to get accomplished in the MRO business, much more so than it did a few years ago. So from a timing standpoint, that’s the logic there. And look, we look forward to — as we close this deal, hopefully during our fiscal year-end here, then we’ll determine the go-forward approach and how we allocate and prioritize. But we got to get this deal closed first.

…

Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Company and Purchaser will file with the SEC. The solicitation and offer to buy HD Supply stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, the Company and Purchaser will file a tender offer statement on Schedule TO and thereafter HD Supply will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HD SUPPLY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HD SUPPLY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HD Supply stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the information agent for the tender offer that will be named in the tender offer materials. Copies of the documents filed with the SEC by HD Supply will be available free of charge on HD Supply’s internet website at https://ir.hdsupply.com/investors or by contacting HD Supply’s Investor Relations Department at (770) 852-9100. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://ir.homedepot.com/ or by contacting the Company’s Investor Relations Department at (770) 384-2871.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company and HD Supply each file annual, quarterly and current reports and other information with the SEC. The Company and HD Supply’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein constitute “forward-looking statements” as defined in the federal securities laws. Forward-looking statements may relate to, among other things, the proposed acquisition of HD Supply that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements (the “potential acquisition”); statements about the potential benefits of the potential acquisition; HD Supply’s plans, objectives, expectations and intentions; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of HD Supply’s stockholders will tender their shares in Offer and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the potential acquisition on the market price of our or HD Supply’s common stock, credit ratings or operating results; significant costs associated with the potential acquisition; unknown liabilities; the risk of litigation and/or regulatory actions related to the potential acquisition; the impact on our business, operations and financial results of the COVID-19 pandemic (which, among other things, may affect many of the items listed below); the demand for our products and services; net sales growth; comparable sales; effects of competition; implementation of store, interconnected retail, supply chain and technology initiatives; inventory and in-stock positions; state of the economy; state of the housing and home improvement markets; state of the credit markets, including mortgages, home equity loans and consumer credit; impact of tariffs; issues related to the payment methods we accept; demand for credit offerings; management of relationships with our associates, suppliers and vendors; international trade disputes, natural disasters, public health issues (including pandemics and related quarantines, shelter-in-place and other governmental orders, and similar restrictions), and other business interruptions that could disrupt supply or delivery of, or demand for, the Company’s products or services; continuation of share repurchase programs; net earnings performance; earnings per share; dividend targets; capital allocation and expenditures; liquidity; return on invested capital; expense leverage; stock-based compensation expense; commodity price inflation and deflation; the ability to issue debt on terms and at rates acceptable to us; the impact and expected outcome of investigations, inquiries, claims and litigation; the effect of accounting charges; the effect of adopting certain accounting standards; the impact of regulatory changes; store openings and closures; guidance for fiscal 2020 and beyond; financial outlook; and the integration of acquired companies into our organization and the ability to recognize the anticipated synergies and benefits of those acquisitions. Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You should not rely on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties—many of which are beyond our control, dependent on the actions of third parties, or are currently unknown to us—as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, “Risk Factors,” and elsewhere in our Annual Report on Form 10-K for our fiscal year ended February 2, 2020 and our Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2020.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission.